Filed pursuant to Rule 424(b)(3)
SEC File No. 333-268297

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated November 25, 2022)

MediWound Ltd.

28,153,058 ORDINARY SHARES

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of November 25, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-268297). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares are listed on the Nasdaq Stock Market LLC under the trading symbols “MDWD.” On January 5, 2023, the closing price for our ordinary shares on the Nasdaq Stock Market LLC was $12.65 per ordinary share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2023.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): __

2

EXPLANATORY NOTE

On December 29, 2022, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Announces FDA Approval of NexoBrid® for the Treatment of Severe Thermal Burns in Adults”. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 and August 9, 2022 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635, 333-255784, and 333-266697 respectively) and on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203), and on Form F-1 filed with the SEC on November 10, 2022 (Registration No. 333-268297).

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2022	MEDIWOUND LTD. By: /s/ Boaz Gur-Lavie Name: Boaz Gur-Lavie Title: Chief Financial Office

4

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated December 29, 2022 titled “MediWound Announces FDA Approval of NexoBrid® for the Treatment of Severe Thermal Burns in Adults”.

5

Exhibit 99.1

MediWound Announces FDA Approval of NexoBrid® for the
Treatment of Severe Thermal Burns in Adults

Potential to become the new standard of care for eschar removal in patients with deep partial- and/or full- thickness thermal burns

Triggers $7.5 million milestone payment from Vericel Corporation; NexoBrid is anticipated to be commercially available in the U.S. in the second quarter of 2023

YAVNE, Israel, December 29, 2022 -- MediWound Ltd. (Nasdaq: MDWD) (the “Company”), a fully-integrated biopharmaceutical company focused on next-generation biotherapeutic solutions for tissue repair and regeneration, today announced that the U.S. Food and Drug Administration (FDA) has approved NexoBrid® (anacaulase-bcdb) for the removal of eschar in adults with deep partial-thickness and/or full-thickness thermal burns.

“We are pleased and excited that the FDA has approved NexoBrid, an innovative, non-surgical alternative for the treatment of severe burn injuries,” said Ofer Gonen, Chief Executive Officer of MediWound. “We appreciate and thank the burn patients who participated in our trials, the clinical investigators, and our researchers for their commitment and efforts to attain this significant achievement. We also thank our partner, BARDA, for their unwavering support since 2015, and our commercial partner, Vericel, who will launch NexoBrid in the U.S. This U.S. FDA approval of NexoBrid validates our enzymatic technology platform. MediWound will continue to pursue its strategic plans to advance the development of novel therapies for burn care, wound care, and tissue repair; we look forward to an exciting and productive 2023.”

Past President of the American Burn Association, Lucy A. Wibbenmeyer, MD, Clinical Professor of Surgery-Acute Care Surgery, Iowa City, IA added, “NexoBrid enables fast and effective topical treatment for eschar removal in patients with second- and third-degree thermal burns. I believe that NexoBrid could offer a paradigm shift in burn care and has the potential to become a standard of care in this significant market.”

NexoBrid is already approved for use in 43 countries, including the European Union, Japan, India, and other international markets. Vericel Corporation (Nasdaq: VCEL) holds an exclusive license to commercialize NexoBrid in North America. MediWound will receive a $7.5 million milestone payment from Vericel Corporation, triggered by the FDA approval of NexoBrid.

The BLA submission leading to FDA approval covered by a comprehensive battery of pre-clinical studies and 8 clinical studies, including the pivotal Phase 3 U.S. clinical study (DETECT), which evaluated the efficacy and safety of NexoBrid in adult patients with deep partial-thickness and full-thickness thermal burns of 3%-30% of total body surface area (TBSA).

The study met its primary endpoint of incidence of ≥95% eschar removal compared to gel vehicle, as well as all secondary endpoints, including shorter time to eschar removal, lower incidence of surgical eschar removal and lower blood loss compared to surgical and non-surgical standard of care (SOC), including both surgical and non-surgical eschar removal methods, with highly statistically significant results. A safety endpoint of non-inferiority in time to >95% wound closure compared with patients treated with SOC was also achieved. In addition, non-inferiority was established between NexoBrid and SOC in cosmesis and function of burn scars after 12- and 24-month follow-up. Overall, NexoBrid is safe and well tolerated.

NexoBrid can be applied in up to two applications of four hours each. A first application of NexoBrid may be applied to an area of up to 15% body surface area. A second application of NexoBrid may be applied 24 hours later, with a total treated area for both applications of up to 20% TBSA.

NexoBrid development has been supported in part with federal funding from U.S. Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS), under ongoing USG Contract number HHSO100201500035C. Contract number HHSO100201500035C provided funding and technical support for the pivotal U.S. Phase 3 clinical study (DETECT) and the marketing approval registration process for NexoBrid. BARDA also established national preparedness and availability of NexoBrid for use in emergency as well as continued to train burn care providers under the expanded access treatment protocol (NEXT) in the U.S. In addition, BARDA has supported the evaluation of NexoBrid in the pediatric population and the BLA is expected to be submitted for FDA approval in 2023. To enable adoption of NexoBrid as an MCM within US healthcare, BARDA has also supported development of the health economic model to evaluate the cost savings impact. It is anticipated to aid realistic assessment of value to promote market integration and establishment of national preparedness in the United States. In 2018, BARDA also initiated evaluation of NexoBrid for debridement after chemical injuries under another contract HHSO100201800023C.

About NexoBrid

NexoBrid (anacaulase-bcdb) is a botanical drug product containing proteolytic enzymes indicated for the removal of eschar in adults with deep partial- and/or full-thickness thermal burns.

Indications for Use: NexoBrid (anacaulase-bcdb) is indicated for eschar removal in adults with deep partial-thickness and/or full-thickness thermal burns.

Limitations of Use

The safety and effectiveness of NexoBrid have not been established for treatment of:

•	Chemical or electrical burns
•	Burns on the face, perineum, or genitalia
•	Burns on the feet of patients with diabetes mellitus or on the feet of patients with occlusive vascular disease
•	Circumferential burns
•	Burns in patients with significant cardiopulmonary disease, including inhalation injury

NexoBrid is not recommended for wounds contaminated with radioactive and other hazardous substances to avoid unforeseeable reactions with the product and an increased risk of spreading the noxious substance.

Important Safety Information

•
Contraindications: NexoBrid is contraindicated in patients with: known hypersensitivity to anacaulase-bcdb, bromelain, pineapples, or to any other components; known hypersensitivity to papayas or papain because of the risk of cross-sensitivity.

•	Warnings and Precautions:

o	Hypersensitivity Reactions: Serious hypersensitivity reactions, including anaphylaxis, have been reported with postmarketing use of anacaulase-bcdb.
o	Pain: Manage pain as appropriate for an extensive dressing change of burn wounds. At least 15 minutes prior to NexoBrid-related procedures ensure adequate pain control measures are in place.
o	Proteolytic Injury to Non-Target Tissues: NexoBrid is not recommended for treatment of burn wounds where medical devices or vital structures could become exposed during eschar removal.
o
Coagulopathy: Avoid use of NexoBrid in patients with uncontrolled disorders of coagulation. Use with caution in patients on anticoagulant therapy or other drugs affecting coagulation, and in patients with low platelet counts and increased risk of bleeding from other causes. Monitor patients for possible signs of coagulation abnormalities and signs of bleeding.

•	Adverse Reactions: The most common adverse reactions (>10%) were pruritus and pyrexia.
•	Geriatric: Clinical studies of NexoBrid did not include sufficient numbers of subjects 65 years of age and older to determine whether they respond differently from younger adult subjects.
•	To report negative side-effects, contact the FDA at 1-800-FDA-1088 (1-800-332-1088) or www.fda.gov/medwatch.
•	For complete risk information, please see the Full Prescribing Information.

About MediWound Ltd.

MediWound is a biopharmaceutical company that develops, manufactures, and commercializes novel, cost effective, bio-therapeutic solutions for tissue repair and regeneration. Our strategy is to leverage our enzymatic technology platform, focusing on next-generation therapies for burn care, wound care, and tissue repair.

NexoBrid® is our commercial orphan biological product for early non-surgical eschar removal of deep-partial and full-thickness thermal burns. It is a bromelain-based biological product containing a sterile mixture of proteolytic enzymes that selectively removes burn eschar within four hours without harming surrounding viable tissue. NexoBrid is currently marketed in the European Union, Japan, India, and other international markets, and recently received FDA approval for marketing in the U.S. NexoBrid is supported by the US Biomedical Advanced Research and Development Authority (BARDA), Administration for Strategic Preparedness and Response (ASPR), within the U.S. Department of Health and Human Services (HHS).

EscharEx® is based on the same active pharmaceutical ingredient as NexoBrid. It is under development for the debridement of chronic and hard-to-heal wounds. Results from Phase 2 studies show that EscharEx is significantly more effective and faster than SOC or placebo control in debridement of VLUs and DFUs, with a good safety and tolerability profile. MediWound has initiated discussions with the FDA regarding the EscharEx pivotal Phase 3 study design.

MW005 is a topical biological drug under development for the treatment of low-risk Basal Cell Carcinoma (BCC). In a Phase I/II open-label, multicenter, randomized clinical trial conducted in the U.S., MW005 was shown to be safe, well-tolerated, and an effective treatment for BCC with patients demonstrating complete clinical and histological clearance of target lesions.

Committed to innovation, we are dedicated to improving the standards of care and enhancing patient lives. For more information, please visit www.mediwound.com.

Cautionary Note Regarding Forward-Looking Statements

MediWound cautions you that all statements other than statements of historical fact included in this press release that address activities, events, or developments that we expect, believe, or anticipate will or may occur in the future are forward-looking statements. Although we believe that we have a reasonable basis for the forward-looking statements contained herein, they are based on current expectations about future events affecting us and are subject to risks, assumptions, uncertainties, and factors, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by the forward-looking statements in this press release. These statements are often, but are not always, made through the use of words or phrases such as “anticipates,” “intends,” “estimates,” “plans,” “expects,” “continues,” “believe,” “guidance,” “outlook,” “target,” “future,” “potential,” “goals” and similar words or phrases, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may,” or similar expressions.

Specifically, this press release contains forward-looking statements concerning the anticipated timing of commercial launch of NexoBrid, the benefits we expect to receive under our agreement with Vericel, the anticipated expectations and commercial potential, progress, development, study design, expected data timing, objectives and timelines of our products and product candidates, including NexoBrid. Among the factors that may cause results to be materially different from those stated herein are the inherent uncertainties associated with market acceptance of our products and product candidates; the uncertain, lengthy and expensive nature of the product development process; the timing and conduct of our studies of our products and product candidates, including the timing, progress and results of current and future clinical studies, and our research and development programs; the approval of regulatory submission by the FDA, the European Medicines Agency or by any other regulatory authority, our ability to obtain marketing approval of our products and product candidates in the U.S. or other markets; the clinical utility, potential advantages and timing or likelihood of regulatory filings and approvals of our products and products; our expectations regarding future growth, including our ability to develop new products; risks related to our contracts with BARDA; our ability to maintain adequate protection of our intellectual property; competition risks; the need for additional financing; the impact of government laws and regulations and the impact of the current global macroeconomic climate on our ability to source supplies for our operations or our ability or capacity to manufacture, sell and support the use of our products and product candidates in the future.

These and other significant factors are discussed in greater detail in MediWound’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2022, quarterly Reports of Foreign Private Issuer on Form 6-K and other filings with the SEC from time-to-time. These forward-looking statements reflect MediWound’s current views as of the date hereof and MediWound undertakes, and specifically disclaims, any obligation to update any of these forward-looking statements to reflect a change in their respective views or events or circumstances that occur after the date of this release except as required by law.

Contacts:	Ellie Hanson	Monique Kosse
Boaz Gur-Lavie	Partner	Managing Director
Chief Financial Officer	FINN Partners	LifeSci Advisors
MediWound Ltd.	+972-54-467-6980	212-915-3820
ir@mediwound.com	ellie.hanson@finnpartners.com	monique@lifesciadvisors.com